                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Palmetto Bancshares, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                   Common stock, par value $5.00 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                     None
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                              L. Leon Patterson
                           Chief Executive Officer
                          Palmetto Bancshares, Inc.
                             101 West Main Street
                        Laurens, South Carolina 29360
                                (864) 984-8321
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   Copy to:
                        James M. Shoemaker, Jr., Esq.
                    WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                                 P.O. BOX 728
                    GREENVILLE, SOUTH CAROLINA 29602-0728
                                (864) 242-8200

                                April 30, 1995
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No.       None             SCHEDULE 13D   Page    2      of    5    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          L. Leon Patterson
          SSN ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF,00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    78,530.24 (includes 4,000 fully exercisable
   Shares                      stock options that expire in December, 1997)
 Beneficially          --------------------------------------------------------
  Owned by             (8)     Shared Voting Power
    Each                       7,000
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power
                               78,530.24 (includes 4,000 fully exercisable
                               stock options that expire in December, 1997)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               7,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          78,530.24 (includes 4,000 fully exercisable
          stock options that expire in December, 1997)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

 (13)     Percent of Class Represented by Amount in Row (11)

          7.814%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

              This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $5.00 per share, of Palmetto Bancshares, Inc. (the "Company"). The Company's principal executive offices are located at 101
West Main Street, Laurens, South Carolina, 29360.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(c) The person filing this Statement is L. Leon Patterson, Chief Executive Officer of the Company. Mr. Patterson maintains his principal business address at the executive offices of the company.

     (d)-(e) During the last five years, Mr. Patterson has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)      Mr. Patterson is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OTHER CONSIDERATION.

              Mr. Patterson has served as Chairman of the Board and Chief Executive Officer of the Company and The Palmetto Bank, its wholly-owned subsidiary, since March 1986. From January 1978 to February 1986, he served as Chairman of the Board and President of the Company, and in 1977 he served as President of the Company. Throughout the term of his employment with the Company, Mr. Patterson has acquired shares using his personal funds. In addition, Mr. Patterson participates in the Palmetto Bancshares, Inc.
Employee Stock Ownership Plan and Trust and the Palmetto Bancshares, Inc. Stock Option Plan (the "Stock Option Plan"), pursuant to which he is allocated shares of stock and granted stock options, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

     (a)-(j) None. Mr. Patterson is filing this Statement because of the Company's registration, effective as of April 30, 1995, of its securities on Form 8-A pursuant to Section 12(g) of the Securities Exchange Act of
1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Patterson beneficially owns 78,530.24 shares of the Company's Common Stock, including 4,000 shares subject to fully exercisable stock options awarded pursuant to the Company's Stock Option Plan, which expire in December 1997. This amount represents approximately 7.814% of the outstanding shares of the Company as of the date of this Statement.

        (b) Mr. Patterson retains sole power with respect to voting and disposition of his shares. Mr. Patterson's wife owns 7,000 shares of Company Common Stock; Mr. Patterson disclaims beneficial ownership of his wife's shares.

        (c)     None.

        (d)-(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                None.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       March 1, 1996
                                       ----------------------------
                                       (Date)



                                       /s/ L. Leon Patterson
                                       ----------------------------
                                       (Signature)


                                       L. Leon Patterson
                                       ----------------------------
                                       (Name/Title)